SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 13, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447 Buenos Aires C1 1041 Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

ANNUAL REPORT

To the Shareholders:

In compliance with the legal and statutory provisions currently in force, the Board of Directors submits to you this Annual Report, the Financial Statements, the Supervisory Committee’s  Report, and other documents pertaining to the 41° Fiscal Year ended on December 31, 2006.

MACROECONOMIC CONTEXT

During 2006, the Argentine economy continued to grow on a continuous basis. The already published data for the third quarter and the projections disclosed as regards the evolution of the last quarter allow us to estimate an 8.5% increase in the GDP for the whole Fiscal Year.

Thus, a period of four years -2003/2006- is completed with an average annual growth of 8.9%.  We should go back in the history of our economy to the first decade of the last century to find a comparable behavior.

The evolution of the Argentine economy thus happens to be very superior to the Latin American average – estimated at 5.3%  – since it doubles the values recorded in the U.S.A. and Europe and is only comparable to the records reached  in China and India, which are the countries that lead worldwide growth.

Draft Annual Report 2006

The GDP growth is based on substantially reduced uncertainty, resulting from the improvement in tax solvency, the favorable actual exchange rate and the prudent monetary policy implemented by the BCRA, all that tied to a favorable worldwide economic context which is deemed to subsist for the next few years.

The Primary Taxable Income (before payment of interest) of the Argentine Government was AR$ 23.1 billion, which was higher by 18% than that recorded in 2005, and equivalent to 3.6% of the GDP.  This performance was similar to that of the triennium 2003/2005 and allows us to anticipate that improvement in public accounts would tend to be sustainable over time.

After the payment of interest for AR$ 11.5 billion (1.8% of the GDP), the Government ended up with a Financial Surplus of AR$ 11,600 million, which results in tax recovery and transmits certainty about the maturity dates for the payment of principal and interest of the public debt.

Such perception made possible an improvement in the prices of the Argentine securities and a considerable fall of 273 base points in the country risk. The risk indicator dropped to 220 base points by the end of 2006, setting since the beginning of its publication the best record obtained by Argentine Notes.

Draft Annual Report 2006

The maintenance of a high actual exchange rate continued to be a major aspect of the economic policy.  Throughout 2006, the action taken by the Banco Central de la República Argentina (BCRA) as regards the nominal exchange rate, along with the appreciation of the Euro and Brazil’s currency, boosted a 2.5% increase in the actual multilateral exchange rate. Thus, the peso remains very competitive, four years after the devaluation caused by the decline of the convertibility system.

The BCRA implemented a prudential monetary policy which led to a growth of the M2 monetary aggregate lower than 3 percentage points than the variation in the nominal GDP, making viable a balance between inflation and actual growth.  Such aggregate grew 19% in 2006 after it climbed 25% in 2005.

The perception of consistent management gave certainty to the economic agents, boosting the activity and employment indicators and consequently, a drop in unemployment and poverty.

Industrial production as measured by the Industrial Monthly Estimator (IME) rose 8.3% in 2006, exceeding the 7.6 percentage points recorded in the year 2005.

Draft Annual Report 2006

According to the same indicator, industrial activity in the month of December 2006 grew 8.9% compared to the same month of the previous year, which reflects continued expansion.

The mean idle installed capacity of the industry during 2006 was 26.4%, slightly lower than 27.2%, which was the figure recorded in the year 2005.

As a consequence of satisfactory profitability and favorable expectations, the industrial sector completed extensive re-equipping preventing, in spite of the significant increase in industrial production during the last four years – of 11% annually on average –,significant production deficiencies or sectorial bottlenecks.

The Trade Balance showed a considerable surplus of US$ 12,060 million, thus accumulating more than US$ 56 billion since 2002.

Exports totaled US$ 46.6 billion and imports US$ 34.2 billion, thus growing 15% and 19%, respectively.

Draft Annual Report 2006

The increase in exports was determined by a 7% rise in average prices and an 8% rise in volume, providing sustainability to the GDP growth.

Imports rose 5% in price and 16% in volume, with an outstanding 21% increase in the supplies and capital assets component, which constitutes a reflection of the favorable process of activity and investment.

The evolution of the external sector – benefited by the improvement in the exchange terms – acquires special significance because it takes place along with a marked increase in domestic consumption.

The employment situation continues to be favorable. During the year, 350,000 new jobs had been created, with a nominal increase in salaries of 18% for the public sector and of 14% for the private sector, resulting in an actual improvement compared to a 9.8% change in the consumer price index.

The unemployment rate ended up in the year 2006 below 10%, being the lowest rate recorded over the past 13 years.

Draft Annual Report 2006

The poverty indicator fell more than 7 percentage points, from 38.5% in 2005 to 31% by the end of the first semester of 2006, and estimates indicate that it would close below 29% by the end of the year.

Expectations as regards the evolution of the economy during the year 2007 are very positive, the GDP variation being expected to be around 8.5%. The maintenance of favorable exchange terms, a sustained internal consumption revitalized by credit and improved salaries and the extension of the vigorous investment process in construction, energy and industrial re-equipping allow sharing these forecasts.

MONETARY MARKET and FINANCIAL SYSTEM

The role of the BCRA changed substantially from the Convertibility to the current economic model, leaving aside a passive attitude as regards the control of the amount of money, and beginning to play a proactive role.

The monetary authority has taken action in pursuit of equilibrium in the money market, within a context of excess dollars deriving from the commercial surplus and inflow of capitals.

Draft Annual Report 2006

In that scenario, the BCRA continued with the process of purchase of currency, for around US$ 13 billion during the year, to finish the Fiscal Year with reserves of US$ 32,037 million which, even after paying off its debts to the IMF for US$ 9.5 billion in the month of February, means a US$ 4 billion increase compared to those recorded by the end of the year 2005.

The purchase of currency generated a AR$ 41.2 billion growth, which was partially offset by the drop originated in the collection of rediscount payments and other debts for AR$ 4.9 billion, which resulted in a monetary base increase of AR$ 36.3 billion.

Such increase in the amount of money was partially absorbed by the BCRA through the increase in the stock of LEBACs1 and NOBACs2 for AR$ 12.5 billion.

At the same time, the BCRA ordered from July 2006, slight increases in the financial system reserve requirements, which contributed to the fulfillment of the monetary program.

During the year 2006, the BCRA followed a gradual-increase strategy in the interest rates aimed at reducing the negative performance with respect to the internal price variation.

Borrowing interest rates, depending on the term and amount, rose from 2% to 2.5%. On the other hand, while lending short-term interest rates were increased by 1.5%, the medium- and long-term credit lines remained stable or reduced its prices mainly as a result of competition among the financial entities.

Total deposits of the financial system grew 25% in December 2006 as compared to the closing of the previous year that entailed an increase of 34% in public placements – which reflects the favorable performance of tax accounts – and of 22% in private sector placements.

[1] BCRA Bills.
[2] BCRA Notes.

Draft Annual Report 2006

Time deposits represented 49% of the total deposits of the system as of December 2006, compared to 47% as of the closing of the previous Fiscal Year. Both percentages are very distant from the 73% recorded before the Convertibility crisis.

Time deposits set up by the private sector were up 27% during the year.  Concurrently, such deposits matured in a longer term as a consequence of the public’s higher estimation as to the financial system and a gradual rise in the interest rates attributable to stronger competition and the policy boosted by the BCRA.

Demand deposits grew 20%, mainly as the result of the higher level of activity.

The total deposits of the financial system represented 25% of the GDP and allow us to continue to believe that there still exists wide room for their development, if we take into consideration the levels recorded before the crisis and in other countries of Latin America.

Draft Annual Report 2006

Even more remarkable than the rise in deposits is the 41% growth recorded during the year 2006 in the loans to the private sector.

In spite of this significant evolution, this component only represents, in relative terms, 11% of the GDP compared to 25% before the crisis, and an average 27% in the Latin American countries, which constitutes a clear indicator of the growth potential of the Argentine financial system.

Expansion of credit occurred especially in consumer loans –they grew 46%– exceeding the commercial lines that were up 37%, which makes sense due to the fact that these lines drove the post-crisis credit recovery.

The growth of credit and economy in general has had a positive impact on the quality of portfolios.  At the end of the year 2006, the irregular portfolio represented 4.5% with respect to the loans to the private sector, as compared with the 7.6% recorded by December 2005, having the financial system made provisions equivalent to 130.5% thereof.

Additionally, it continued to reduce its credit exposure to the non-financial public sector. At the end of 2006, such exposure was equivalent to 14% of the assets of the system, compared to the 50% recorded in the year 2002.

Draft Annual Report 2006

The financial system recorded profits in 2006, for two consecutive years, reaching AR$ 4,473 million, where 77 of the 90 entities of the system registered positive results.

The better results of 2006, as well as a capitalization process, strengthened the solvency of the system, for which the added Shareholders’ Equity rose more than 20%, and there was a 136% surplus in respect of the equity requirements imposed by the BCRA.

We consider that the Argentine financial system has overcome its critical stage and that, within a context of stronger competition and consolidation of entities it will diversify and increase the financing of investment and consumption.

Draft Annual Report 2006

BANCO MACRO S.A., CONSOLIDATED SITUATION

The following chart shows the members of the Macro Group and the composition thereof as of the end of the Fiscal Year:

[1] After de end of the Fiscal Year, Banco Macro S.A. increased its share in the corporate capital of Banco del Tucumán S.A. to 89.92%.

The distribution network of the Macro Group was made up of 433 branches – the widest in the Argentine private sector – 150 of which belong to Banco Macro, 100 to Nuevo Banco Suquía, 157 to Nuevo Banco Bisel and 26 to Banco del Tucumán.

Branches are established throughout the territory of the country, having a strong presence in the Northern and Middle regions. The following table shows the location of the branches by province, compared to the total number of branches of the Argentine financial system as a whole.

Draft Annual Report 2006

	Branches of Banco Macro, Nuevo Banco Suquía, Nuevo Banco Bisel and Banco del Tucumán	Total Branches of the Financial System	Macro Group’s Share

Misiones	34	58	59%
Jujuy	15	28	54%
Tucumán	32	63	51%
Salta	25	49	51%
Santa Fe	124	422	29%
Córdoba	73	386	19%
Río Negro	7	57	12%
Tierra del Fuego	2	17	12%
Mendoza	13	134	10%
La Rioja	2	25	8%
Neuquén	4	53	8%
Entre Ríos	7	117	6%
Santa Cruz	2	37	5%
Chubut	4	76	5%
Catamarca	1	20	5%
Corrientes	3	60	5%
Buenos Aires	53	1,168	5%
Chaco	2	59	3%
Capital Federal	25	754	3%
San Juan	1	32	3%
San Luís	1	36	3%
Santiago del Estero	1	44	2%
La Pampa	2	105	2%
	433	3,800	11%

In this document, unless specifically clarified, values and comments refer to the consolidated situation.

SOLVENCY

During the Fiscal Year the shareholders’ equity increased from AR$ 1.49 billion to AR$ 2.315 million, such variation being due to:

Figures in million AR$

Shareholders’ Equity as of the end of the previous Fiscal Year (12/31/05)	1,489.6
Dividends paid during the Fiscal Year	-68.4
Payment of new Capital	469.5
Income of the Fiscal Year	424.3
Shareholders’ Equity as of the end of the Fiscal Year	2,315.0

Draft Annual Report 2006

The quantifiable equity liability (RPC)3 of the Bank shows an excess, in respect of that required by the rules of the BCRA, which amounts to 258%; this percentage doubles that required by the financial system as a whole.

The leverage level (Liabilities / Shareholders’ Equity) is 5.3 times, similar to that recorded in 2005, compared to 7.1 times shown by the Argentine financial system as a whole.

This low leverage level allows us to manage an indebtedness program privileging the extension of the funding term to apply it to pledge and mortgage loans and to leasing operations.

On the other hand, the Bank’s excess RPC – resulting from the Income of the Fiscal Year, the new capital contributions and the placement in December of a 30-year Corporate Note (Bond) for US$ 150 million which, because of its characteristics, qualifies to be computed as RPC – places us in an exceptionally good position so as to continue increasing the volume of our business.

DEPOSITS

During the year 2006, deposits reached AR$ 10,071 million, thus growing 53.4% compared to the closing of 2005.

Private sector deposits reached the figure of AR$ 8,775 million, which compared to the AR$ 5,742 million as of the end of the previous Fiscal Year, represent a 52.9% increase.

[3] Spanish acronym for “Responsabilidad Patrimonial Computable” (Argentina).

Draft Annual Report 2006

On the other hand, public sector deposits progressed at a pace similar to that of the private sector, going from AR$ 823 million to AR$ 1,296 million as of the end of this Fiscal Year.

The following chart details the evolution of its components:

Figures in million $	12/31/06	12/31/05

Checking accounts	1,881	1,041
Saving Accounts	2,097	1,101
Time Deposit	4,381	3,222
Others	416	379
Total Private Deposits	8,775	5,742
Total Public Deposits	1,296	823
Total Deposits	10,071	6,565

LOANS AND PARTICIPATION IN FINANCIAL TRUSTS

Loans

During the year 2006, the lending portfolio generation strategy was intensified in the segments most benefited by the current economic situation.

As shown by the table below, as of the end of the Fiscal Year, the total loans to the private sector plus the financing granted under the leasing system reached the amount of AR$ 5,807 million, which, compared to the AR$ 3,095 million for December 2005 were increased by $ 2,712 million (88%).

Draft Annual Report 2006

Figures in million AR$	12/31/06	12/31/05

Advances	1.103	433
Documents	544	434
Mortgage	426	298
Pledge	301	230
Personal	1.431	477
Credit Cards	498	241
Others	1.221	836
Total Loans	5.524	2.949
Leasing	282	146
Total Financing	5.807	3.095

It is very clear that all the financing lines show a significant inter-annual growth.

Checking account Advances – general line – grew 125%, while, the liquidity administration line grew 221%, thus reflecting the Bank’s penetration in the large-sized companies segment.

Figures in million AR$	12/31/06	12/31/05

Advances
- in Checking Account, General Line	676	300
- related to Liquidity Administration	427	133
Total Advances	1,103	433

Among the other lines, also assigned to companies, it is worth highlighting the performance of financing for property given under leasing, whose still minority involvement shows an inter-annual 93% expansion.  With the incorporation of Nuevo Banco Bisel, the possibility of penetrating the agricultural and livestock breeding leasing will grow substantially.

Regarding the financing to individuals – a major strategic goal of the Bank’s commercial activity –  the performance of the personal loan line is remarkable,  whose balance as of the closing reached the amount of AR$ 1,431 million, which represented a 200% increased compared to the AR$ 477 million as of the closing of the previous Fiscal Year.

Draft Annual Report 2006

The extraordinary evolution seen in this product is the result of our positioning as a financial agent of several provinces and of the growth of the “salary plans” offered to the corporate sector.

In this line, there are around 400 thousand outstanding loans, which rose during 2006 to 130 thousand new borrowers.

Within the same market, the financing balance through credit cards grew 106% (from AR$ 241 million to AR$ 498 million), showing growth rates similar to that recorded during the previous Fiscal Year.

Participation in financial trusts

Another form of financing to companies and indirectly to individuals consisted in the subscription of trust participation certificates and debt securities in Financial Trusts, which as of December 31, 2006 reached a balance of AR$ 539 million representing a 73% growth compared to the AR$ 312-million financing effective as of the end of Fiscal Year 2005.

Particularly, we should highlight the Bank’s participation in the underwriting process of a number of trusts with public offer, the underlying assets of which are made up of consumer loans (credit card balances and personal loans).

On the other hand, the net exposure with the Public Sector dropped with respect to total financing from 15% by the end of Fiscal Year 2005 to 11% as of the closing date of this balance sheet.

LIQUIDITY

During the Fiscal Year, the Bank continued to privilege the maintenance of high liquidity indicators by means of the application of resources to low-risk and short-term assets under the form of loans to first-rate companies, LEBACs or NOBACs, repurchase agreements with the BCRA and cash and banks.

Draft Annual Report 2006

The following table shows us the consolidated balances at the end of each Fiscal Year:

Figures in million AR$	12/31/06	12/31/05

Cash and Banks	2,627	1,189
Securities in favor of Clearing Houses	116	95
Loans to first-rate companies	427	133
Call granted	395	81
Repurchase Agreements	214	61
LEBACs / NOBACs	2,787	2,463
Total Liquid Assets	6,566	4,022
Hedging of Total Deposits	65.2%	61.3%

Liquid assets have increased by AR$ 2,544 million (63%) on a consolidated basis, compared to the closing of the previous Fiscal Year, mainly driven by the increase in Banks and correspondents (Cash & Banks account) (AR$ 1,438 million) and by the holding of LEBACs / NOBACs (AR$ 324 million), and as explained in previous paragraphs, by the increase in short-term loans to first-rate companies for AR$ 294 million.

Hedging of total deposits with high-liquidity assets has reached the high level of 65.2%, in line with the financial policy adopted by the Bank’s administration.

RESULTS

The significant growth of the trading volume in the main lines of business made it possible to exceed the profitability achieved in the Fiscal Year 2005.

The profit of the Fiscal Year 2006, after taxes, amounted to AR$ 424.3 million and represented a ROE (return on equity) of 22.2%, which is higher than 19.7% recorded in the previous Fiscal Year when a profit of AR$ 262.7 million was made.

Draft Annual Report 2006

The financial intermediation spread was AR$ 760 million compared to AR$ 447 million in the preceding Fiscal Year, which was the result of the organic growth of financing, and the purchase of Banco del Tucumán and Nuevo Banco Bisel.

Financial income reached AR$ 1,155 million with financial expense for AR$ 395 million.

The opening of total income allows us to verify the higher incidence of interest for loans which rose from 37% of the financial income in the Fiscal Year 2005 to 48% in the last year.

Figures in million AR$	12/31/06	12/31/05	Var.

Financial Income	1,155.3	749.9	54%
Interest for Loans	559.3	281.2	99%
Income from for Government Securities and Corporate Securities	324.2	156.2	108%
Secured Loans	29.9	28.6	4%
Adjustment for CER[4] and CVS[5] clauses + Others	241.8	283.8	-15%
Financial Expense	394.9	303.2	30%

Gross Intermediation Spread	760.3	446.7	70%
Bad debts charge offs	59.8	70.3	-15%
Net Income for Services	359.3	243.6	47%
Administrative Expenses	652.5	443.0	47%
Net Income for Financial Intermediation	407.4	177.0	130%
Various Profits and Losses and Third Parties’ Holdings	93.9	119.7	-22%

Net Income before Income Tax	501.3	296.8	69%
Income Tax	77.0	34.1	126%
Profit of the Fiscal Year	424.3	262.7	62%

Financial expense rose from AR$ 303 million during 2005 to AR$ 395 million in the year 2006, basically due to the variation in the interest paid for time deposits. The latter is the result of the increase in the borrowing portfolio and the increases in the interest rates recorded in the financial system.

[4] Spanish acronym for “Coeficiente de Estabilización de Referencia” (Reference Stabilization Coefficient).
[5] Spanish acronym for “Coeficiente de Variación de Salarios” (Salary Variation Coefficient).

Draft Annual Report 2006

Administrative expenses grew 47%, from AR$ 443 million to AR$ 652 million, mainly due to the incorporation of Nuevo Banco Bisel and Nuevo Banco del Tucumán and the salary increases granted.

Because of the purchase of Nuevo Banco Bisel and Banco del Tucumán, the number of employees rose from 5,054 to 7,585, with a network that rose from 252 to 433 branches.

In spite of this significant increase in the structure and its correlate in expenditure, the efficiency indicator (net income for services on administrative expenses) remained at 55%, as a consequence of a 47% increase in net income for services.

The results obtained are particularly promising if we take into consideration that profits from productivity, efficiency and lower fixed costs derived from the business scale attained as a consequence of the incorporation of Nuevo Banco Bisel and Banco del Tucumán into the Macro group should start to be observed as from Fiscal Year 2007.

TECHNOLOGICAL DEVELOPMENT

During 2006, activities were focused on the optimization of the model of operations and systems so as to achieve an integrated platform for the banks Macro and Suquía, thus fulfilling the critical requirements of the Business Plan.

For such purposes, a reorganization was made and new software packages were implemented for Foreign Trade, Custody of Securities, Safe Boxes and Payroll Settlement.

As regards the technological infrastructure, a new Computer Center is being built, which will consolidate those of the different banks.

Draft Annual Report 2006

The telecommunication networks of banks Macro and Suquía were integrated with which services were standardized and the associated administration and security were normalized.  At the same time, the Microsoft platform is being updated, with the leveling of operating systems and hardware to adapt such platform to the market’s requirements and provide for technological obsolescence.

The updating of the central equipment was commissioned, bringing it to the last technological generation to cover the business plan needs, improve the contingency procedures and the administration of environments according to international standards, with the characteristic that it is scalable equipment compatible with other open solutions of the market.

HIGHLIGHTS

During the year 2006, several major strategic measures were taken in relation to the funding (opening of capital and long-term debt programs) that provide a framework for and consolidate the Macro Group’s action for the following few years.

National and International Public Offering and Listing of the Bank’s shares in the New York Stock Exchange

In March 2006, after the relevant authorizations by the Comisión Nacional de Valores and the Securities and Exchange Commission (SEC) were obtained, the placement of 75,000,000 new Class B shares was successfully accomplished, which as of that date are listed in the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) and in the New York Stock Exchange (NYSE), in the latter case, under the form of ADS’s, each of them representing 10 shares.

Draft Annual Report 2006

The payment of the new capital stock signified an increase in the shareholders’ equity of AR$ 469.5 million.

The share had a significant appreciation.  The placement price was US$ 20.35 in the international market and AR$ 6.26 in the local market, and was valued upon the closing of the year at US$ 31.21 and AR$ 9.05 respectively, which meant a 53.4% and 44.6% increase, reflecting strong confidence in our country’s performance and in the Bank’s performance.

Purchase of Banco del Tucumán S.A.

On May 5, 2006, Banco Macro S.A. purchased shares representing 75% of the capital stock and voting power of Banco del Tucumán S.A.

Later, it acquired additional shares, as a result of which, as of the closing of the Fiscal Year it owned 79.92% of the capital stock and voting power of such company.

Draft Annual Report 2006

On November 28, 2006, the annual and special shareholders’ meetings of Banco del Tucumán resolved to raise the capital stock from AR$ 21,980,000 to AR$ 43,960,000.

After the closing of the Fiscal Year – from January 5, 2007 – Banco Macro S.A. exercised its pre-emptive right or right of first refusal, as a result of which it is currently the owner of shares representing 89.92% of the capital stock and voting power of Banco del Tucumán S.A.”

Banco del Tucumán is a financial agent of the Government of the Province and of the Municipality of San Miguel de Tucumán; it has 26 branches, a staff of 606 employees and upon the closing of the Fiscal Year it held assets for AR$ 938.4 million.

Purchase of Nuevo Banco Bisel S.A.

On August 11, 2006, after becoming the awardee in the national and international competitive bidding organized by Banco de la Nación Argentina and once obtained the relevant authorization from the BCRA, Banco Macro and Nuevo Banco Suquía completed the acquisition of Nuevo Banco Bisel S.A, taking control of the entity.

Simultaneously with the transfer of shares, the Macro Group capitalized the entity in the sum of AR$ 830 million, giving the new entity a high capacity to increase the volume of business.

Nuevo Banco Bisel S.A. has a network of 157 branches, with a strong presence in the central region of Argentina.

Global Program for the Issue of Corporate Notes for US$ 400 million

On September 28, 2006, the Bank was authorized by the Comisión Nacional de Valores to issue Corporate Notes for US$ 400 million under a global program.

Draft Annual Report 2006

In December, the Bank issued a first series of Corporate Notes for US$ 150 million under the form of 30-year subordinate bonds, redeemable at the Bank’s option from the 10th year, thus becoming the first financial institution to procure borrowing that, according to the provisions of the BCRA, qualifies to be computed as capital for the purpose of the technical relations.

In the month of January, when the Fiscal Year 2007 had already started, the Bank again went out successfully to the international market placing within the frame of the aforementioned program a second issue, also for US$ 150 million, this time as senior debt and for 10 years.

CONTROLLED FINANCIAL ENTITIES

Nuevo Banco Suquía S.A.

The year 2006 was the second complete Fiscal Year during which Nuevo Banco Suquía operated under the control of Banco Macro S.A.

During the Fiscal Year, there has been a significant progress in the organizational integration of the entities.

The evolution of business has been very favorable.  From the individual financial statements of Nuevo Banco de Suquía the following variations between Fiscal Year 2006 and Fiscal Year 2005 can be observed:

•	Loans to the non-financial private sector grew 50%.

•	Total deposits rose 20%.

•	Earnings of the Fiscal Year 2006 amounted to AR$257 million, which represented a 54% increase compared to the previous Fiscal Year in which earnings amounted to AR$166 million.

Draft Annual Report 2006

By following the strategy defined at the appropriate time, the growth of the lending portfolio was oriented to consumer loans and placements of commercial loans to production activity.

The lines that showed a higher increase were personal loans (125%), pre-financing and export financing (298%) and leasing (192%).

Hedging of expenses with net income for services is still very good, amounting to 62%.

The business strategy approached, the commercial drive of its network of branches and its location in areas with a strong productive profile, constitute factors that make possible the maintenance of a high rhythm of growth of volumes and results.

Banco del Tucumán S.A.

During the Fiscal Year, Banco del Tucumán SA was acquired, which made it possible to consolidate the Group’s expansion strategy in the region.

The Macro Group, through Banco del Tucumán and other affiliates, came to hold the largest interest in branches with respect to the competitors in the Province of Tucumán.

During the eight months under Banco Macro’s control, the unification of products, procedures and commercial policy was emphasized.

The streamlining of processes and branch network enabled a quick growth in the products on which the Bank put special emphasis: personal loans and credit cards to individuals, without disregarding the traditional commercial lines.

Draft Annual Report 2006

During our management, the Assets of Banco del Tucumán rose substantially (34%) mainly due to the greater placement of the lending portfolio to the private sector.  Similarly, the growth of deposits was very dynamic.

In the irregular period of almost eight months, management was positive and promising for the following Fiscal Years.

During the period between the date of the taking of possession by Banco Macro S.A. (May 5, 2006) and the closing of the Fiscal Year, Banco del Tucumán S.A. had earnings of AR$ 13.3 million, thus the Shareholders’ Equity amounting as of December 31, 2006 to AR$ 53.4 million.

The expected growth in the private lending portfolio and the synergies with the Macro Group lead us to anticipate a promising result for the complete Fiscal Year 2007.

Nuevo Banco Bisel

The Macro Group took control of Nuevo Banco Bisel in August of 2006.

The Macro Group has been seeking to substantially improve, since it recently assumed control of this entity, the financing gains by using the resources of the AR$ 830 million capitalization made simultaneously with the transfer of stock.

In line with this, we completely repaid to the BCRA the advances received for illiquidity situations, which had originated in the crisis of 2002, for a sum of AR$ 199 million as principal.

On the other hand, part of the capitalization was used in the setting up of low-risk liquid assets.

Draft Annual Report 2006

From August 11 and until December 31, 2006, assets rose to 57%, with earnings of AR$ 65 million having accumulated from that date until the end of the Fiscal Year.

The benefits achieved in this short period allow us to forecast an auspicious future generation of income, resulting from the application of the commercial strategy defined by the Group.

DIRECTORS’ REMUNERATION

The Bank has not changed its policy regarding the Directors’ remuneration.  All the members of the Board of Directors perform technical-administrative jobs in the company.

RATINGS

During the year 2006, the rating agency Fitch raised to A1+(arg)  the rating referring to short-term deposits, to AA (arg) that for long-term deposits and to 1 the category for the Bank’s shares, while Moody’s kept them stable (Aa2.ar for short- and long-term deposits and 2 for shares).

The deposits of Nuevo Banco Suquía, Nuevo Banco Bisel and Banco del Tucumán obtained a similar rating to that received by Banco Macro.

Subordinate corporate notes issued in December were rated A (arg) and A3 (arg) by Fitch and Moody’s respectively, while the issue of corporate notes completed after the end of the Fiscal Year was rated AA (arg) by Fitch and AA3 (arg) by Moody’s.

Draft Annual Report 2006

DISTRIBUTION OF CASH DIVIDENDS

By means of Communiqué A 4589, issued on October 29, 2006, the BCRA established that the financial institutions may distribute earnings as long as the provisions of Sections 34 or 35 bis of the “LEF”6 do not apply to them, they do not receive a certain type of assistance from the BCRA, they delay providing the legally required information, or default on the payment of the required minimum capital.

After these requirements are met, the entities may distribute earnings after making off-balance sheet adjustments that take into account the capitalization of differences resulting from payments of “pesified” deposits, the differences between the market value and the book value of government securities, the assets valuation adjustment notified by the SEFyC7 and the franchises regarding the valuation of assets individually granted to such entities.

Financial institutions must previously obtain an authorization by the SEFyC, which must be requested at least 30 days before the date on which the Shareholders’ Meeting will be held.

Under the terms set forth in the aforementioned Communiqué, the Board of Directors shall request authorization to distribute cash dividends for the sum of AR$ 102,591,515.55, so that the Shareholders Meeting may later proceed to discuss such distribution.

The above mentioned distribution is not subject to the 35% withholding set forth in the Section following Section 69 of the Argentine Income Tax Law since the distributed dividends do not exceed the income as determined based on the application of the general provisions of such law.

[6] Spanish acronym for “Ley de Entidades Financieras” (Argentine Act on Financial Institutions).
[7] Spanish acronym for “Superintendencia de Entidades Financieras y Cambiarias” (Superintendency of Financial and Exchange Institutions).

Draft Annual Report 2006

From the total amount of dividends to be distributed, the amount of AR$ 72,000,000 derive from income recorded in the fiscal year 2006, and the balance amount corresponds to Retained Earnings originated during the Fiscal Year 2005.

COMMERCIAL POLICY

During 2007, the aim will be to win the market in the financing to individuals and companies, based on the long-term funding obtained in the international markets.

Banking for Individuals

Projections for the consumption market for 2007 anticipate a greater expansion than that registered in 2006.  Consequently, it will be a year with strong actions by the main players intended to gain participation, particularly through personal loans and credit cards.

Furthermore, action to foster the “bankarization” of the lowest-means population segments will be significant.

The Bank proposes to maintain the leadership position obtained in personal loans and will seek to advance positions in the credit card, transactional product and insurance markets.

Draft Annual Report 2006

The commercial strategy to get so is based on the fully customer-oriented view, founded upon the main strengths of the Bank and which can be synthetically be summarized as follows:

•	Characterization as a “Universal Bank” taking into account the spectrum of customers by means of a wide offer of products covering the potential financial and transactional needs of such customers.

•	Wide geographic coverage of the branch network.

•	Macro’s capacity as Financial Agent in the NOA[8] region.

•	Strong presence in the Argentine Middle region and the NEA[9].

We will continue to go into the relationship with individuals in increasing depth through the Salary Plan, for both the public and the private sector, as well as regarding the retired workers segment.

Commercial efforts shall be focused on the enlargement of the customer base aimed at the sectors of low- and medium-income individuals – whose development, we anticipate, will take place mainly in the provinces – by means of an assistance model adjusted to these needs which will in turn allow us to keep a stable base of deposits.

Corporate Banking

Without prejudice to a customized service to companies labeled as “Corporate” or “Large”, the big challenge is represented by the traditionally economy-powering small- and medium-sized companies of the developing countries, with special emphasis being put on the provinces.

For that, the design of standardized products contemplating the real financial and transactional needs of these companies is crucial when it comes to developing an integrating commercial strategy and a positioning as a reference bank for all the sector of small- and medium-sized companies.

[8] Argentine Northwest.
[9] Argentine Northeast.

Draft Annual Report 2006

The commercial strategy consists in offering a menu of financial and transactional products covering from aspects relative to the need of working capital to medium- and long-term structured financing including foreign trade assistance.

For the purpose of achieving a more intense focus on small- and medium-sized companies, the building of long-term relations with Medium- and Large-sized corporations becomes the primary objective. That allows us to identify their customers and providers so that we become financial referents within the chain of payments and collections.

The incorporation of Nuevo Banco Bisel into the group will allow the strong development of the agribusiness segment.

MENTIONS

During the Fiscal Year, Banco Macro was selected as the best bank of the Argentine financial system by the specialized publications Euromoney, LatinFinance, Global Finance and The Banker.

SOCIAL RESPONSIBILITY

The Bank, through Fundación Macro, has sought to further during 2006 activities and projects contributing to encourage lasting changes in society.

Along that line of action, youth-oriented programs were based to strengthen the micro-enterprising spirit in the communities where the Bank acts through alliances with the Fundación Impulsar and Junior Achievement.

Furthermore, the development of self-managed diners in Salta, Misiones and Jujuy was supported.

Draft Annual Report 2006

ACKNOWLEDGEMENTS

The Board of Directors thanks our customers, correspondents, providers and colleagues, the shareholders and the authorities and officers of the Banco Central de la República Argentina (Central Bank of the Republic of Argentina), the Comisión Nacional de Valores (Argentine Securities Commission) and of Bolsa de Comercio de Buenos Aires (Stock Exchange of the City of Buenos Aires) for the support we received.

We very specially thank the staff of the Bank for the high degree of loyalty, cooperation and professionalism with which they performed their duties.

Buenos Aires, this 8th day of March 2007.

THE BOARD OF DIRECTORS

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   March 13, 2007

MACRO BANK INC.

By:	/s/ Luis Cerolini

Name:	Luis Cerolini
Title:	Attorney-in-fact